

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Logan Allin
Chief Executive Officer
ExcelFin Acquisition Corp.
473 Jackson St., Suite 300
San Francisco, CA 94111

> **Re: ExcelFin Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 3, 2021**
> **CIK No. 0001852749**

Dear Mr. Allin:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Experts, page 167

1. We note your disclosure that the financial statements of ExcelFin Acquisition Corp. as of June 30, 2021 and for the period from March 15, 2021 (commencement of operations) through June 30, 2021 have been audited, which is not consistent with the financial statement periods stated in the report of your independent registered accounting firm. Please revise to reconcile this discrepancy.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William B. Nelson, Esq.